SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

COTY INC.
(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

222070203
(CUSIP Number)

Joachim Creus
Cottage Holdco B.V.
Piet Heinkade 55
1019 GM Amsterdam
The Netherlands
Tel.: +31 20 235 50 00
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies To:
Paul T. Schnell, Esq.
Sean C. Doyle, Esq.
Maxim O. Mayer-Cesiano, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001
Tel.: (212) 735-3000

March 12, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. 222070203
1.	NAMES OF REPORTING PERSONS: Cottage Holdco B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
None
	8.	SHARED VOTING POWER
461,299,223 (1) (see Items 4 and 5)
	9.	SOLE DISPOSITIVE POWER
None
	10.	SHARED DISPOSITIVE POWER
461,299,223 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 461,299,223 shares of Class A Common Stock (1) (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 60.7% of Class A Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Class A Common Stock, par value $0.01 per share (the “Shares”), of Coty Inc. (the “Company”) that may be deemed to be beneficially owned by Cottage Holdco B.V. (“Cottage Holdco”).

(2) The percentage ownership is based upon 760,550,840 Shares issued and outstanding as of January 29, 2020, as set forth in the Quarterly Report on Form 10-Q filed by the Company with the United States Securities and Exchange Commission (the “Commission”) on February 5, 2020.

CUSIP No. 222070203
1.	NAMES OF REPORTING PERSONS: JAB Cosmetics B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
None
	8.	SHARED VOTING POWER
461,299,223 (1) (see Items 4 and 5)
	9.	SOLE DISPOSITIVE POWER
None
	10.	SHARED DISPOSITIVE POWER
461,299,223 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 461,299,223 shares of Class A Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 60.7% of Class A Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) Amount consists of 461,299,223 Shares held by Cottage Holdco. JAB Cosmetics may be deemed to have beneficial ownership of such Shares since Cottage Holdco is a direct subsidiary of JAB Cosmetics.

(2) The percentage ownership is based upon 760,550,840 Shares issued and outstanding as of January 29, 2020, as set forth in the Quarterly Report on Form 10-Q filed by the Company with the Commission on February 5, 2020.

CUSIP No. 222070203
1.	NAMES OF REPORTING PERSONS: JAB Holdings B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
None
	8.	SHARED VOTING POWER
461,299,223 (1) (see Items 4 and 5)
	9.	SOLE DISPOSITIVE POWER
None
	10.	SHARED DISPOSITIVE POWER
461,299,223 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 461,299,223 shares of Class A Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 60.7% of Class A Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) Amount consists of 461,299,223 Shares held by Cottage Holdco. JAB Holdings B.V. (“JAB Holdings”) may be deemed to have beneficial ownership of such Shares since Cottage Holdco is an indirect subsidiary of JAB Holdings.

(2) The percentage ownership is based upon 760,550,840 Shares issued and outstanding as of January 29, 2020, as set forth in the Quarterly Report on Form 10-Q filed by the Company with the Commission on February 5, 2020.

CUSIP No. 222070203
1.	NAMES OF REPORTING PERSONS: Agnaten SE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Austria

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
None
	8.	SHARED VOTING POWER
461,299,223 (1) (see Items 4 and 5)
	9.	SOLE DISPOSITIVE POWER
None
	10.	SHARED DISPOSITIVE POWER
461,299,223 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 461,299,223 shares of Class A Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 60.7% of Class A Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) Amount consists of 461,299,223 Shares held by Cottage Holdco. Agnaten SE (“Agnaten”) may be deemed to have beneficial ownership of such Shares since Cottage Holdco is an indirect subsidiary of Agnaten.

(2) The percentage ownership is based upon 760,550,840 Shares issued and outstanding as of January 29, 2020, as set forth in the Quarterly Report on Form 10-Q filed by the Company with the Commission on February 5, 2020.

CUSIP No. 222070203
1.	NAMES OF REPORTING PERSONS: Lucresca SE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Austria

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
None
	8.	SHARED VOTING POWER
461,299,223 (1) (see Items 4 and 5)
	9.	SOLE DISPOSITIVE POWER
None
	10.	SHARED DISPOSITIVE POWER
461,299,223 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 461,299,223 shares of Class A Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 60.7% of Class A Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) Amount consists of 461,299,223 Shares held by Cottage Holdco. Lucresca SE (“Lucresca”) may be deemed to have beneficial ownership of such Shares since Cottage Holdco is an indirect subsidiary of Lucresca.

(2) The percentage ownership is based upon 760,550,840 Shares issued and outstanding as of January 29, 2020, as set forth in the Quarterly Report on Form 10-Q filed by the Company with the Commission on February 5, 2020.

Explanatory Note

This statement on Schedule 13D/A constitutes Amendment No. 1 (this “Amendment No. 1”) to and amends and supplements the prior statement on Schedule 13D as filed on May 1, 2019 (as so amended, the “Schedule 13D”), by (i) Cottage Holdco B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“Cottage Holdco”), (ii) JAB Cosmetics B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“JAB Cosmetics”), (iii) JAB Holdings B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“JAB Holdings”), (iv) Agnaten SE, a private company incorporated under the laws of Austria (“Agnaten”) and (v) Lucresca SE, a private company incorporated under the laws of Austria (“Lucresca” and together with Cottage Holdco, JAB Cosmetics, JAB Holdings and Agnaten, the “Reporting Persons”).

Item 2.	Identity and Background.

Item 2 is hereby amended and supplemented as follows:

The name, business address and present principal occupation or employment of each executive officer and director of Cottage Holdco, JAB Cosmetics, JAB Holdings, Agnaten and Lucresca are set forth on Schedule A hereto.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

The purchase of 3,260,329 shares of Class A Common Stock, par value $0.01 per share (the “Shares”), of Coty Inc. (the “Company”) from Pierre Laubies (the “Laubies Transaction”) was funded using the investment capital of the Reporting Persons. The aggregate amount of funds used for the purchase of Shares in the Laubies Transaction reported herein was approximately $37,473,243. Further changes in the Reporting Persons’ beneficial ownership of Shares subsequent to filing the initial Schedule 13D on May 1, 2019 primarily reflect acquisitions through the Company’s stock dividend reinvestment program, in which Cottage Holdco has participated and expects to continue to participate.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On February 27, 2020, Pierre Laubies tendered his resignation as Chief Executive Officer and member of the Board of Directors of the Company, to be effective by summer 2020 (the “Laubies Resignation”). In connection with the Laubies Resignation, Cottage Holdco entered into a stock purchase agreement, dated as of March 12, 2020, by and between Cottage Holdco and Pierre Laubies, pursuant to which the parties thereto agreed to consummate the Laubies Transaction.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

(a) – (b) The Reporting Persons may be deemed to beneficially own, in the aggregate, 461,299,223 Shares, representing approximately 60.7% of the Company’s outstanding Shares (based upon 760,550,840 Shares issued and outstanding as of January 29, 2020, as set forth in the Quarterly Report on Form 10-Q filed by the Company with the United States Securities and Exchange Commission (the “Commission”) on February 5, 2020).

Cottage Holdco has voting power and dispositive power with regard to 461,299,223 Shares. JAB Cosmetics, JAB Holdings, Agnaten and Lucresca, by virtue of their relationships to Cottage Holdco, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Exchange Act) the Shares which Cottage Holdco directly beneficially owns.

As of the date hereof, Peter Harf may be deemed to beneficially own, in the aggregate, 12,255,536 Shares, representing approximately 1.6% of the Company’s outstanding Shares (based upon 760,550,840 Shares issued and outstanding as of January 29, 2020, as set forth in the Quarterly Report on Form 10-Q filed by the Company with the Commission on February 5, 2020).

Except as set forth in this Item 5(a), none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the persons named in Schedule A hereto, beneficially owns any Shares.

(c) On February 14, 2020, Mr. Harf assigned 152,330 Shares to HFS Holding S.a.r.l., which is wholly-owned Mr. Harf.

Except as set forth above and in this Item 5(c), none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons named in Schedule A hereto, has effected any transactions in the Shares during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

In connection with the Laubies Transaction referred to in Item 3 above, Cottage Holdco entered into a stock purchase agreement with Pierre Laubies, substantially in the form attached to the Schedule 13D as Exhibit E, which is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented as follows:

EXHIBIT INDEX

Exhibit No.	Description

E	Stock Purchase Agreement, dated as of March 12, 2020, by and between Cottage Holdco B.V. and Pierre Laubies.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2020

COTTAGE HOLDCO B.V. JAB HOLDINGS B.V.

By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	Managing Director

By:	/s/ Fabien Simon
Name:	Fabien Simon
Title:	Managing Director

JAB COSMETICS B.V.

By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	Managing Director of JAB Holdings B.V. as Managing Director of JAB Cosmetics B.V.

By:	/s/ Fabien Simon
Name:	Fabien Simon
Title:	Managing Director of JAB Holdings B.V. as Managing Director of JAB Cosmetics B.V.

AGNATEN SE
LUCRESCA SE

By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	Authorized Representative

SCHEDULE A

Cottage Holdco B.V.

Set forth below is a list of the directors and executive officers of Cottage Holdco B.V. as of March 19, 2020, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Fabien Simon	Managing Director	Piet Heinkade 55, 1019 GM Amsterdam, the Netherlands	France

Joachim Creus	Managing Director	Piet Heinkade 55, 1019 GM Amsterdam, the Netherlands	Belgium

JAB Cosmetics B.V.

Set forth below is a list of the directors and executive officers of JAB Cosmetics B.V. as of March 19, 2020, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

JAB Holdings B.V.	Managing Director	Piet Heinkade 55, 1019 GM Amsterdam, the Netherlands	The Netherlands

JAB Holdings B.V.

Set forth below is a list of the directors and executive officers of JAB Holdings B.V. as of March 19, 2020, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Fabien Simon	Managing Director	Piet Heinkade 55, 1019 GM Amsterdam, the Netherlands	France

Joachim Creus	Managing Director	Piet Heinkade 55, 1019 GM Amsterdam, the Netherlands	Belgium

Olivier Goudet	Supervisory Director	Piet Heinkade 55 1019 GM Amsterdam, the Netherlands	France

Peter Harf	Supervisory Director	Piet Heinkade 55 1019 GM Amsterdam, the Netherlands	Germany

Agnaten SE

Set forth below is a list of the directors and executive officers of Agnaten SE as of March 19, 2020, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Peter Harf	Sole Managing Director and Administrative Board Member	Rooseveltplatz 4−5 / Top 10 A−1090 Vienna, Austria	Germany

Martin Haas	Administrative Board Member	Rooseveltplatz 4−5 / Top 10 A−1090 Vienna, Austria	Austria

Wolfgang Reimann	Administrative Board Member	Rooseveltplatz 4−5 / Top 10 A−1090 Vienna, Austria	Austria

Stefan Reimann-Andersen	Administrative Board Member	Rooseveltplatz 4−5 / Top 10 A−1090 Vienna, Austria	Austria

Matthias Reimann-Andersen	Administrative Board Member	Rooseveltplatz 4−5 / Top 10 A−1090 Vienna, Austria	Austria

Lucresca SE

Set forth below is a list of the directors and executive officers of Lucresca SE as of March 19, 2020, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Peter Harf	Sole Managing Director and Administrative Board Member	Rooseveltplatz 4−5 / Top 10 A−1090 Vienna, Austria	Germany

Martin Haas	Administrative Board Member	Rooseveltplatz 4−5 / Top 10 A−1090 Vienna, Austria	Austria

Wolfgang Reimann	Administrative Board Member	Rooseveltplatz 4−5 / Top 10 A−1090 Vienna, Austria	Austria

Stefan Reimann-Andersen	Administrative Board Member	Rooseveltplatz 4−5 / Top 10 A−1090 Vienna, Austria	Austria

Matthias Reimann-Andersen	Administrative Board Member	Rooseveltplatz 4−5 / Top 10 A−1090 Vienna, Austria	Austria

Exhibit E

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT, dated as of March 12, 2020 (this “Agreement”), is made and entered into by and between Cottage Holdco B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands (“Buyer”), and Pierre Laubies (“Seller”).

WHEREAS, Seller desires to sell to Buyer, and Buyer wishes to purchase from Seller, all of the shares of Class A Common Stock, par value $0.01 per share (the “Common Stock”), of Coty Inc. (the “Company”) held by Seller; and

WHEREAS, notwithstanding Buyer’s standstill obligations under the Stockholders Agreement, dated as of March 17, 2019, by and among Coty Inc., JAB Holdings B.V., JAB Cosmetics B.V. and Buyer (the “Stockholders Agreement”), Buyer’s purchase of the Shares (as defined below) is permitted pursuant to Section 3.03(a)(E) of the Stockholders Agreement.

NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

1.              Purchase of Common Stock. Seller agrees to sell to Buyer, and Buyer agrees to purchase from Seller, 3,260,329 shares of Common Stock of the Company (the “Shares”) for an aggregate total purchase price of $37,473,243 (the “Purchase Price”), representing a purchase price per share in USD equal to the dollar volume-weighted average price for the Shares on the New York Stock Exchange during the consecutive fifteen (15) trading day period ending on February 26, 2020.

2.              Closing. (a) At the closing (the “Closing”) of the purchase and sale of the Shares, which shall take place as soon as reasonably practicable following the date hereof, Seller will (i) sell to Buyer the Shares free and clear of all liens, other than any restrictions arising under the applicable securities laws, and (ii) cause to be delivered to Buyer evidence of the registration of the Shares in Buyer’s name with the Company’s transfer agent.

(b) No later than ten (10) business days after the Closing, Buyer will make payment of the Purchase Price in respect of the Shares, in immediately available funds by wire transfer to a bank account designated by Seller, with reference “Payment Purchase Price Coty Inc.”

3.              Representations and Warranties of Seller. Seller hereby represents and warrants to Buyer that (i) Seller owns and will deliver the Shares to Buyer at Closing, free and clear of any and all liens, claims, options, security interests and encumbrances of any kind, except any restrictions under applicable federal and state securities laws, and Seller will convey to Buyer good, valid and marketable title to the Shares, except any restrictions under applicable federal and state securities laws, (ii) Seller has all requisite power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby, in each case, without the need of any waiver or consent of any entity, person or governmental authority, (iii) this Agreement and the transactions contemplated hereby have been duly authorized by all necessary action by Seller, and, to the extent necessary under applicable community property or other law, Seller’s spouse, as applicable and (iv) this Agreement has been duly and validly executed and delivered by Seller and constitutes the valid and binding obligation of Seller, enforceable in accordance with its terms. Seller hereby understands and acknowledges that (i) neither Buyer nor any of its affiliates, principals, stockholders, partners, employees or agents has provided Seller with any investment advice or rendered any opinion to Seller as to the Company or whether the sale of the Shares is prudent or suitable, and Seller is not relying on any representation or warranty of Buyer other than those set forth in Section 4 hereof, and (ii) each of Seller and Buyer and their affiliates may possess nonpublic information regarding the Company which has not been disclosed and that may impact the value of the Shares (the “Information”).

4.              Representations and Warranties of Buyer. Buyer hereby represents and warrants to Seller that (i) Buyer has all requisite power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby, in each case, without the need of any waiver or consent of any entity, person or governmental authority (ii) this Agreement and the transactions contemplated hereby have been duly authorized by all necessary corporate action by Buyer, (iii) this Agreement has been duly and validly executed and delivered by Buyer and constitutes the valid and binding obligation of Buyer, enforceable in accordance with its terms, (iv) Buyer has carefully reviewed all information that it and its advisers deem necessary to make its decision to enter into the transaction, (v) Buyer is a sophisticated investor, an “accredited investor” as that term is defined in Rule 501(a)(3) of Regulation D promulgated under the Securities Act of 1933, as amended, and has the capacity to evaluate the risks and merits of the transactions contemplated by this Agreement, (vi) Buyer has made an informed decision with respect to the transactions contemplated by this Agreement without reliance on any advice from Seller, and (vi) Buyer is acquiring the Shares for investment and not with a view toward distribution in a manner which would violate the Securities Act of 1933.

5.              Limitation on Liability.

5.1 None of Buyer, its affiliates, principals, stockholders, partners, employees or agents shall have any liability to Seller, its affiliates, partners, agents, grantors or beneficiaries, due to or in connection with Buyer’s use or non-disclosure of the Information or otherwise as a result of the transactions contemplated hereby, and Seller hereby irrevocably waives any claim that it might have based on the failure of Buyer to disclose the Information.

5.2 All sums payable under this Agreement or for breach of any of the representations and warranties shall be paid free and clear of all deductions or withholdings whatsoever, save only as provided in this Agreement or as required by law. Buyer shall not be obligated to pay any additional amounts to Seller as a result of any withholding taxes relating to the transactions contemplated hereby.

6.              Tax Indemnity. Any taxes relating to the transactions contemplated hereby, that according to the tax and/or social security legislation of the Netherlands and/or other applicable law are for the account of the Seller (whether directly or through a withholding by the Buyer), shall be borne by the Seller.  If such taxes are paid by Buyer or any of its affiliates (through a withholding tax or otherwise), the Seller shall promptly reimburse Buyer for such payment. For the avoidance of doubt, the reimbursement obligation of the Seller will not apply to any other taxes, interests and/or penalties payable by Buyer in respect of the sums payable under this Agreement.

7.              Miscellaneous.

7.1 Governing Law. This Agreement, and any claim, controversy or dispute arising under or related to this Agreement, the relationship of the parties, and/or the interpretation and enforcement of the rights and duties of the parties, shall be governed by, and shall be construed and interpreted in accordance with the laws of the State of Delaware, without regard to the conflict of laws rules thereof or that would result in the application of the laws of any other jurisdiction.

7.2 Jury Trial Waiver. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT.

7.3 Submission to Jurisdiction. Any action, suit or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall only be brought in a state or federal court located in the State of Delaware, and each party consents to the exclusive jurisdiction and venue of such courts (and of the appropriate appellate courts therefrom) in any such action, suit or proceeding.

7.4 Further Assurances. The parties hereto agree to sign or execute all such other deeds and documents and do such other things as may be necessary or desirable for more completely and effectually carrying out the terms and intention of this Agreement.

7.5 Binding Effect. This Agreement shall be binding upon the parties hereto and their respective successors and permitted assigns, and shall inure to the benefit of the parties hereto, their respective successors and permitted assigns.

7.6 No Assignment. This Agreement shall not be assigned by any party hereto without the express prior written consent of the other parties hereto.

7.7 Counterparts. This Agreement may be signed in any number of counterparts (including by facsimile or other electronic transmission), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the parties hereto.

7.8 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded, but as consistent with its objectives as possible, and shall be enforceable in accordance with its terms.

7.9 Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior negotiations and agreements with respect to the subject matter hereof.

7.10 Third Party Beneficiaries. This Agreement is for the benefit of the parties hereto and is not intended to confer any rights upon any other third parties.

7.11 Amendments. This Agreement may not be modified, amended or supplemented except in a writing signed by each of the parties hereto.

7.12 Specific Performance; Remedies. Each party acknowledges and agrees that the other party would be damaged irreparably if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached. Accordingly, the parties will be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and its provisions in addition to any other remedy to which they may be entitled, at law or in equity. Except as expressly provided herein, the rights, obligations and remedies created by this Agreement are cumulative and in addition to any other rights, obligations or remedies otherwise available at law or in equity. Except as expressly provided herein, nothing herein will be considered an election of remedies.

7.13 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

7.14 Confidentiality. Each of Seller and Buyer shall maintain the confidentiality of the terms of this Agreement and the transactions contemplated hereby unless otherwise required by law or regulatory authority, or other legal process, except that each of Seller and Buyer may disclose the terms of this Agreement and the transactions contemplated hereby to its affiliates, attorneys, accountants, the Company, and other professionals and in connection with the enforcement of its respective rights and obligations hereunder, provided that such persons are made aware of the confidentiality provisions and Seller or Buyer, as the case may be, is responsible for the failure of such persons to respect the confidentiality obligations.

7.15 Fees and Expenses. Each party will bear its own costs and expenses incurred in connection with the preparation, execution and performance of this Agreement and the transactions contemplated hereby, including all fees and expenses of agents, representatives, financial advisors, legal counsel and accountants.

[Signature Page Follows.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

COTTAGE HOLDCO B.V. (as “Buyer”)

By:	/s/ Joachim Creus
	Name:	Joachim Creus
	Title:	Managing Director

By:	/s/ Fabien Simon
	Name:	Fabien Simon
	Title:	Managing Director

PIERRE LAUBIES (as “Seller”)

By:	/s/ Pierre Laubies